UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number: 001-33976

OMEGA NAVIGATION ENTERPRISES, INC.

(Translation of registrant's name into English)

61, Vasilisis Sofias Avenue

Athens 115 21 Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Effective September 1, 2011, Mr. Robert J. Flynn resigned from the Company's Board of Directors (the "Board") and as non-executive Chairman of the Board and Audit Committee in order to pursue other business opportunities, including certain opportunities that may conflict with his continued service to the Company as a Board member.  His resignation, which was a mutual decision between him and the Company, will allow him to take a more active role in the area of new business development and planning.

Mr. George Kassiotis, CEO of Omega, said "We wish to thank Mr. Flynn for all his hard work and effort while he was a member of our Board. Mr. Flynn has been a very valuable member of our Board since the time of our IPO.  We look forward to spending more time with Mr. Flynn as we work together on future projects."

The Company's Board has appointed Mr. Nicolas Borkmann, a Class B Director since 2006, to serve as non-executive Chairman of the Board following Mr. Flynn's resignation.  The Company's Board following Mr. Flynn's resignation will consist of five members, of which three are independent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMEGA NAVIGATION ENTERPRISES, INC.

Dated: September 2, 2011	By: /s/ Gregory A. McGrath
Gregory A. McGrath
Chief Financial Officer

SK 27449 0001 1223670